                                   FORM 11-K
            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 2000
                                   -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from  _________________ to __________________

Commission file number 0-3488
                       ------


                 Apogee Enterprises Tax-Relief Investment Plan

                           Apogee Enterprises, Inc.
                           7900 Xerexes Avenue South
                                  Suite 1800
                             Minneapolis, MN 55431

Apogee Enterprises, Inc.
Tax-Relief Investment Plan

Financial statements as of
December 31, 2000 and 1999
together with report of
independent public accountants

Index to financial statements                                       Page

Report of independent public accountants                              1

Statements of net assets available for benefits                       2

Statements of changes in net assets available for benefits            3

Notes to financial statements                                         4

Schedule H, line 4i -- Schedule of Assets (Held At End of Year)       8

Report of independent public accountants

To the Plan Administrator of Apogee Enterprises, Inc. Tax-Relief Investment
Plan:

We have audited the accompanying statements of net assets available for benefits of Apogee Enterprises, Inc. Tax-Relief Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. Tax-Relief Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
May 16, 2001

APOGEE ENTERPRISES, INC. TAX-RELIEF INVESTMENT PLAN

Statements of net assets available for benefits

As of December 31


                                                                                                     2000          1999
                                                                                                 ------------  ------------
INVESTMENTS                                                                                    $96,326,076   $103,172,751

CONTRIBUTIONS RECEIVABLE:
  Employer's contributions receivable                                                               41,548         41,586
  Participants' contributions receivable                                                           171,943        172,621
                                                                                               -----------   ------------
               Total contributions receivable                                                      213,491        214,207
                                                                                               -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                                                              $96,539,567   $103,386,958
                                                                                                 ===========   ============

The accompanying notes are an integral part of these financial statements.

APOGEE ENTERPRISES, INC. TAX-RELIEF INVESTMENT PLAN

Statements of changes in net assets available for benefits

For the years ended December 31


                                                                                                  2000           1999
                                                                                              ------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                        $103,386,958   $ 89,995,799

INCREASES (DECREASES) DURING THE YEAR:
  Net realized and unrealized appreciation (depreciation) of investments                      (4,682,658)    13,368,890
  Interest and dividend income                                                                 1,533,872      2,193,637
  Loan interest                                                                                  443,848        382,202
  Employee contributions                                                                       8,852,789      9,479,267
  Employer contributions                                                                       2,119,226      2,249,757
  Rollover contributions                                                                       1,523,129        277,289
  Distributions to participants                                                              (15,871,886)    (9,385,774)
  Transfer of plan assets                                                                       (726,911)    (5,174,109)
  Administrative expenses                                                                        (38,800)             -
                                                                                            ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                              $ 96,539,567   $103,386,958
                                                                                              ============   ============

The accompanying notes are an integral part of these financial statements.

APOGEE ENTERPRISES, INC. TAX-RELIEF INVESTMENT PLAN

Notes to financial statements

December 31, 2000 and 1999

1 Summary description of the plan
---------------------------------

General

Apogee Enterprises, Inc. Tax-Relief Investment Plan (the Plan) is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the Company). The Plan is a multiple employer plan including Apogee Enterprises, Inc. and Terrasun. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan administrator

The Company has appointed a committee consisting of company officers and employees to be the administrator of the Plan (the Plan Administrator). State Street Bank and Trust (the Trustee) holds the plan investments in a commingled trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility

Under the terms of the Plan, a regular employee (who is not a member of a group of employees covered by a collective bargaining unit) scheduled to work 1,000 hours in a calendar year shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions

Participants may elect to have 1 percent to 13 percent of their compensation withheld and contributed to their basic account in the Plan. Participants are automatically enrolled into the Plan at a deferral rate of 2 percent. Participants can choose at anytime to discontinue contributions. For the years ended December 31, 2000 and 1999, the Company contributed an amount equal to 30 percent of the first 6 percent of base compensation that a participant contributes to the Plan. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Supplementary contributions of after-tax compensation were allowed through December 31, 1986. Participants may make a monthly election as to the investment of their basic, supplementary and company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus company stock. These investment elections must be made in 1 percent increments with no more than 10 percent invested in the Apogee Stock Fund.

Vesting

Participants' basic and supplementary contribution accounts are 100 percent vested at all times. Participants become 100 percent vested in their company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company's contribution. Forfeitures from participants were approximately $141,000 in 2000 and $20,000 in 1999.

Loans

The Plan allows participants employed by the Company to borrow up to 50 percent of the participant's vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant's loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4 or 5 years, or in the case of a home purchase, up to 15 years. The interest rate on the loans is 1 percent above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant's remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 9.50 percent to 10.50 percent in 2000. Participant loans of $5,423,027 were outstanding as of December 31, 2000.

Distributions

Upon death, disability, termination of employment or retirement, participants may elect either a lump-sum payment or a series of installment payments from the Plan.

A participant can elect to retain his or her account balance over $5,000 with the Plan until he or she attains age 70 1/2. Account balances under $5,000 will be paid in a single lump sum.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the Internal Revenue Service. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

Transfer of plan assets

On June 30, 1999, participant balances were transferred to the CH Holdings, Inc. 401(k) Savings and Profit Sharing Plan upon sale of Harmon LTD (a former subsidiary of the Company).

On April 28, 2000, assets of $2,564,230 were transferred to the Plan from the Portland Glass 401(k) Retirement Plan upon the acquisition of American Management Group d/b/a Portland Glass. On July 3, 2000 and July 28, 2000, participant balances totaling $3,291,141 were transferred to the Compudyne Corporation 401(k) Retirement Savings Plan upon the sale of Norment Industries (a former subsidiary of the Company).

2 Summary of significant accounting policies
--------------------------------------------

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Commingled Trust are accounted for using the following accounting policies:

a. Investments are valued at fair value based on quoted market prices obtained from national securities exchanges and other published sources.

b. Investment income is recorded on the accrual basis and dividend income on a cash basis. The pro rata share of each fund's investment income from the Commingled Trust represents the Plan's proportionate share of investment income from the Commingled Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan's share of the underlying net assets of the Trust.

c. Deposits, withdrawals and transfers by the participating plans are made at fair value when the transactions occur.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Ultimate results could differ from those estimates.

Reclassification

Certain 1999 numbers were reclassified to conform to the 2000 presentation.

3 Investments
--------------

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                                                                       2000         1999
                                                                                   -----------  -----------
State Street Global Advisor Principle Accumulation Fund                            $14,473,917  $15,560,874
State Street Global S&P 500 Index Fund                                              10,848,261   11,999,069
State Street Global Large Cap Value Fund                                             8,485,902    9,029,663
Franklin Small Cap Growth Fund                                                      12,216,816   13,587,026
State Street Global Advisor International Growth Opportunities Fund                  9,078,761   11,465,211
State Street Global Advisor Moderate Asset Accumulation Fund                        23,912,217   27,399,049
Loans to Participants                                                                5,423,027    5,322,292

4 Apogee Enterprises, Inc. Retirement Trust
--------------------------------------------
The Plan, together with the Apogee Enterprises, Inc. Retirement Plan, invests its assets on a commingled basis in the Apogee Enterprises, Inc. Retirement Trust (the Commingled Trust).

Under the terms of the trust agreement, the Trustee maintains custody of the funds on behalf of the Commingled Trust and is also responsible for participant accounting. The Trustee granted certain advisory responsibilities to State Street Global Advisors and Franklin Templeton.

All plan and trust expenses, except for investment management fees, brokerage commissions and certain loan fees, are paid by the Company. Administrative expenses of approximately $563,000 in 2000 and $174,000 in 1999 were paid by the Company for the Commingled Trust.

The following presents the fair values of investments for the Master Trust as of December 31, 1999:

         Investments at fair value:
            Mutual funds                                     $153,112,270
            Participant loans                                   5,322,293
            Apogee Enterprises, Inc. stock                      4,257,552
                                                             ------------
                                                             $162,692,115
                                                             ============

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 63 percent for the year ended December 31, 1999.

The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses.

5 Tax status
------------

The Company received a favorable determination letter dated January 30, 1996 from the Internal Revenue Service (IRS) stating that the Plan is designed in compliance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the letter; however, the Company believes the Plan continues to operate in accordance with the IRC.

6 Plan termination
------------------

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the plan documents. Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participants will be fully vested.

7 Party-in-interest transactions
--------------------------------

The Plan engages in transactions involving the acquisition and disposition of investments with parties in interest, including the Trustee and the plan sponsor. These transactions are considered exempt party-in-interest transactions under ERISA.

8 Reconciliation to the Form 5500
---------------------------------

At December 31, 2000, net assets available for plan benefits in the accompanying financial statements differ from the Form 5500 as filed with the IRS as follows:

Net assets available for plan benefits per the Form 5500                                                        $96,507,627
Benefits payable as of December 31, 2000                                                                             31,940
                                                                                                                -----------
Net assets available for plan benefits per the accompanying financial statements                                $96,539,567
                                                                                                                ===========

At December 31, 2000, distributions to participants in the accompanying financial statements differ from the Form 5500 as filed with the IRS as follows:

Distributions per the Form 5500                                                                                 $15,002,286
Benefits payable December 31, 1999                                                                                   91,615
Benefits payable December 31, 2000                                                                                  (31,940)
Deemed distributions per the Form 5500                                                                              809,925
                                                                                                                -----------
Distributions to participants per the accompanying financial statements                                         $15,871,886
                                                                                                                ===========

APOGEE ENTERPRISES, INC. TAX-RELIEF INVESTMENT PLAN

(Employer identification number: 41-0919654) (Plan number: 001)

Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

As of December 31, 2000


                                                                                                                Current
                                Description                                                         Cost         value
 -----------------------------------------------------------------------------                    --------   ------------
State Street Global Advisors Principle Accumulation Fund*                                             **      $14,473,917
State Street Global Advisors Daily Bond Market Fund*                                                  **          742,417
State Street Global Advisors S&P 500 Index Fund*                                                      **       10,848,261
State Street Global Advisors Large Cap Value Fund*                                                    **        8,485,902
State Street Global Advisors Large Cap Growth Fund*                                                   **        2,372,310
State Street Global Advisors Mid Cap Fund*                                                            **        2,314,118
Franklin Small Cap Growth Fund                                                                        **       12,216,816
State Street Global Advisors International Growth Opportunities Fund*                                 **        9,078,761
State Street Global Advisors Conservative Asset Accumulation Fund*                                    **          332,833
State Street Global Advisors Moderate Asset Accumulation Fund*                                        **       23,912,217
State Street Global Advisors Aggressive Asset Accumulation Fund*                                      **        2,063,057
Apogee Enterprises, Inc. common stock*                                                                **        4,062,440
Loans to participants, with interest ranging from 9.5% to 10.5%                                       **        5,423,027
                                                                                                              -----------
                Total investments                                                                             $96,326,076
                                                                                                              ===========

*Denotes party in interest.
**Historical cost has been omitted for participant-directed investments.